Filing under Rule 433 Registration No. 333-227662-01 March 26, 2020
NORTHWEST NATURAL GAS COMPANY Secured Medium‑Term Notes, Series B (A Series of First Mortgage Bonds) and Unsecured Medium‑Term Notes, Series B Due from One Year to 30 Years from Date of Issue

CUSIP No.: 66765R CJ3 Secured ☒ Unsecured ☐ Principal amount: $150,000,000 Issue price: 99.601%
Stated interest rate: 3.60%

Maturity date: March 15, 2050

Settlement date: March 31, 2020

Interest payment dates: March 15 and September 15, commencing September 15, 2020

Regular record dates: February 28 and August 31

Redeemable: Yes ☒  No ☐
    In whole ☐
    In whole or in part ☒

Fixed redemption price: Yes ☒ No ☐
Initial redemption date: September 15, 2049

Initial redemption price: 100.00%

Reduction percentage: Not applicable

Redemption limitation date: Not applicable

Net proceeds to Company: $148,276,500
Repayable at the option of holder: Yes ☐ No ☒ Repayment date: Not applicable Repayment price: Not applicable Election period: Not applicable
Selling agents:	BofA Securities, Inc. BMO Capital Markets Corp. RBC Capital Markets, LLC
Type of transaction: Agent
BofA Securities, Inc., as to $60,000,000 principal amount of the Notes		Make‑whole redemption price: Yes ☒* No ☐ *Through September 14, 2049, at par thereafter Make‑whole spread: 0.35%
BMO Capital Markets Corp., as to $45,000,000 principal amount of the Notes
RBC Capital Markets, LLC, as to $45,000,000 principal amount of the Notes
T+3 Delivery: It is expected that delivery of the notes will be made on or about the date specified above in Settlement Date, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the notes on the date hereof will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BofA Securities, Inc. toll-free at 1-800-294-1322, BMO Capital Markets Corp. toll-free at 1-866-864-7760 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Additional Plan of Distribution Information

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Reorganization of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The business of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) was reorganized into two affiliated broker dealers (i.e., MLPF&S and BofA Securities, Inc.) in which BofA Securities, Inc. is the new legal entity for the institutional services that were provided by MLPF&S. This transfer occurred May 13, 2019. MLPF&S, an agent in the offering, assigned its rights and obligations as an agent to BofA Securities, Inc.

No Public Offering Outside of the United States

Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement or the accompanying prospectus supplement or prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the selling agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.